Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 8 DATED MARCH 25, 2022

TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose:

•

the restructuring of our performance fee and certain related amendments to the Operating Partnership’s partnership agreement, the Advisory Agreement, the Oaktree Assets Sub-Advisory Agreement and the Brookfield Investor repurchase arrangement;

•	an amendment to our independent director compensation policy;

•	an amendment to our valuation guidelines; and

•	certain updates to the Prospectus.

Performance Fee Restructuring

On March 21, 2022, our board of directors approved various matters and agreements, as further described herein, to reflect, among other things, that, effective as of January 1, 2022, the performance participation interest in the Operating Partnership previously held by the Special Limited Partner has been replaced with a performance fee payable to the Adviser (collectively, the “Performance Fee Restructuring”).

Advisory Agreement and Operating Partnership Agreement

On March 21, 2022, the Operating Partnership entered into the Third Amended and Restated Limited Partnership Agreement, by and among Brookfield REIT OP GP LLC, our wholly-owned subsidiary, as the general partner; us, as limited partner; and the other limited partners party thereto from time to time (as amended and restated, the “partnership agreement”). The terms of the partnership agreement are generally consistent with the prior partnership agreement, except that, effective as of January 1, 2022, the performance participation interest in the Operating Partnership previously held by the Special Limited Partner has been replaced with a performance fee payable to the Adviser under the Advisory Agreement.

On March 21, 2022, we entered into the Amended and Restated Advisory Agreement, by and among us, the Operating Partnership and the Adviser (as amended and restated, the “Advisory Agreement”). The terms of the Advisory Agreement are generally consistent with the prior advisory agreement, except that, effective as of January 1, 2022, the performance participation interest in the Operating Partnership previously held by the Special Limited Partner has been replaced with a performance fee payable to the Adviser under the Advisory Agreement.

The following disclosure modifies the disclosure in the sections of the Prospectus entitled “Compensation,” “Management—The Advisory Agreement” and “Summary of The Operating Partnership Agreement” and all related disclosures in the Prospectus:

Pursuant to the Advisory Agreement, the Adviser will receive a performance fee with respect to Class C, Class D, Class I, Class S and Class T shares of our common stock (collectively, the “Performance Shares”) paid annually in an amount equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below).

In addition, to the extent that the Operating Partnership issues Class C, Class D, Class I, Class S and Class T units of the Operating Partnership to parties other than us (“Performance Units”), the Operating Partnership will pay the Adviser both (i) a management fee 1.25% of our NAV for the Performance Units per annum payable monthly, and (ii) a performance fee with respect to such Performance Units paid annually in an amount equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below).

Specifically, we pay the Adviser a performance fee in an amount equal to:

•

First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, “Excess Profits”), 100% of such Excess Profits until the total amount paid to the Adviser equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount paid to the Adviser pursuant to this clause (this is commonly referred to as a “Catch-Up”); and

•	Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.

“Total Return” for any period since the end of the prior calendar year shall equal the sum of:

(i)

all distributions accrued or paid (without duplication) on either (x) with respect to the performance fee on Performance Shares, the Performance Shares outstanding at the end of such period since the beginning of the then-current calendar year or (y) with respect to the performance fee on Performance Units, the Performance Units outstanding at the end of such period since the beginning of the then-current calendar year, plus

(ii)

the change in aggregate NAV of such Performance Shares or Performance Units, as applicable, since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Performance Shares or Performance Units, as applicable, (y) any performance fee accrual and (z) applicable stockholder servicing fee expenses (including any payments made to us for payment of such expenses).

For the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the NAV of Performance Shares or Performance Units, as applicable, issued during the then-current calendar year but (ii) exclude the proceeds from the initial issuance of such Performance Shares or Performance Units, as applicable.

“Hurdle Amount” for any period during a calendar year means that amount that results in a 5% annualized internal rate of return on the NAV of either (x) with respect to the performance fee on Performance Shares, the Performance Shares outstanding at the beginning of the then-current calendar year and all Performance Shares issued since the beginning of the then-current calendar year, or (y) with respect to the performance fee on Performance Units, the Performance Units outstanding at the beginning of the then-current calendar year and all Performance Units issued since the beginning of the then-current calendar year, in each case taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such Performance Shares or Performance Units, as applicable, and all issuances of Performance Shares or Performance Units, as applicable, over the period and calculated in accordance with recognized industry practices. The ending NAV of the Performance Shares or Performance Units, as applicable, used in calculating the internal rate of return is calculated before giving effect to any accrual of performance fees and applicable stockholder servicing fee expenses, provided that the calculation of the Hurdle Amount for any period will exclude any Performance Shares or Performance Units, as applicable, repurchased during such period, which such Performance Shares or Performance Units, as applicable, are subject to the performance fee upon repurchase as described below.

Except as described in Loss Carryforward below, any amount by which Total Return falls below the Hurdle Amount is not carried forward to subsequent periods.

“Loss Carryforward Amount” shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss

Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Performance Shares or Performance Units, as applicable, repurchased during such year, which Performance Shares or Performance Units, as applicable, are subject to the performance fee upon repurchase as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Adviser’s performance fee. This is referred to as a “High Water Mark.”

The Adviser will also receive a performance fee with respect to all Performance Shares and Performance Units that are repurchased at the end of any month (in connection with repurchases of our shares in our share repurchase plan) in an amount calculated as described above with the relevant period being the portion of the year for which such Performance Share or Performance Unit, as applicable, was outstanding, and proceeds for any such Performance Share or Performance Unit repurchase will be reduced by the amount of any such performance fee.

The performance fee is payable in cash, Class E or Class I shares of our common stock, or Class E or Class I units of the Operating Partnership at the election of the Adviser. If the Adviser elects to receive any portion of its performance fee in Class E or Class I shares, we may repurchase such shares from the Adviser at a later date. We expect to repurchase any such Class E shares or Class I shares as of a Repurchase Date at the transaction price in effect for repurchases made on such Repurchase Date under our share repurchase plan. Class E and Class I common stock obtained by the Adviser will not be subject to the repurchase limits of our share repurchase plan or any Early Repurchase Deduction. If the Adviser elects to receive any portion of its performance fee in Class E or Class I units, the Adviser may request the Operating Partnership to repurchase such units from the Adviser at a later date. Any such repurchase requests are not subject to the Early Repurchase Deduction or minimum holding period. The Operating Partnership will repurchase any such Operating Partnership units for cash unless our board of directors determines that any such repurchase for cash would be prohibited by applicable law or the partnership agreement, in which case such Operating Partnership units will be repurchased for Class E or Class I shares of our common stock with an equivalent aggregate NAV.

Our NAV and the NAV of the Operating Partnership calculated on the last trading day of a calendar year shall be the amounts against which changes in NAV are measured during the subsequent calendar year. The measurement of the foregoing net assets change is also subject to adjustment by our board of directors to account for any unit dividend, unit split, recapitalization or any other similar change in our or the Operating Partnership’s capital structure or any distributions that the board of directors deems to be a return of capital (if such changes are not already reflected in our or the Operating Partnership’s NAV).

The Adviser is not obligated to return any portion of the performance fees it receives based on our subsequent performance.

Changes in the Operating Partnership’s NAV per unit of each class of Performance Units will generally correspond to changes in our NAV per share of the corresponding class of our common stock, except that for purposes of calculating the Adviser’s performance fee, the effect of any payment of the performance fee or any stockholder servicing fee expenses will be excluded. The performance fee is calculated from our or the Operating Partnership’s Total Return, as applicable, over a calendar year. As a result, the Adviser may be entitled to receive a performance fee for a given year even if some of our stockholders who purchased shares during such year experienced a decline in NAV per share.

Similarly, stockholders whose shares are repurchased during a given year may have their shares repurchased at a lower NAV per share as a result of an accrual for the estimated performance fee at such time, even if no performance fee for such year is ultimately payable to the Adviser at the end of such calendar year.

In the event the Advisory Agreement is terminated or expires by non-renewal, the Adviser will receive a distribution of any accrued performance fee with respect to all Performance Shares and Performance Units as of the date of such termination or non-renewal.

Oaktree Assets Sub-Advisory Agreement

On March 21, 2022, we entered into Amendment No. 1 to the Oaktree Assets Sub-Advisory Agreement, by and among us, the Operating Partnership, the Adviser and the Sub-Adviser, in order to reflect the Performance Fee Restructuring.

In the section of the Prospectus entitled “Management,” the fourth paragraph under the sub-heading “—The Sub-Advisory Agreements” is replaced with the following:

The fees paid to the Sub-Adviser under the Sub-Advisory Agreements are not paid by us, but instead are paid by the Adviser out of the management and performance fees that we pay to the Adviser. The expense reimbursements that we pay to the Adviser include expenses incurred by the Sub-Adviser on our behalf that the Adviser is required to reimburse to the Sub-Adviser under the Sub-Advisory Agreements. In the event that one of the Sub-Advisory Agreements is terminated, the Sub-Adviser will be paid all accrued and unpaid fees and expense reimbursements thereunder. The Sub-Adviser performs its duties and will serve as a fiduciary under the Sub-Advisory Agreements.

Brookfield Investor Repurchase Arrangement

On March 21, 2022, our board of directors approved certain amendments to the Brookfield Investor repurchase arrangement in order to reflect the Performance Fee Restructuring.

Amendment to Independent Director Compensation Policy

The following disclosure modifies the disclosure in the section of the Prospectus entitled “Management—Compensation of Directors”:

On March 21, 2022, our board of directors approved certain amendments to our independent director compensation policy to provide that (i) to provide that the annual grant of restricted Class E shares to our independent directors will occur on the last business day of the first quarter of each fiscal year (or, if the person becomes an independent director after such date, the first business day following the effective date on which the person becomes an independent director), rather than on the first business day following our annual meeting of stockholders, and (ii) the Class E shares of restricted stock granted under the policy will immediately vest in the event that we fail to renominate an independent director to our board of directors. The terms of our independent director compensation policy are otherwise unchanged.

Amendments to Valuation Guidelines

In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the first paragraph under the sub-heading “—Our Independent Valuation Advisor” is replaced with the following:

With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc. to serve as our independent valuation advisor. At the end of each month, our independent valuation advisor will prepare update appraisals for each of our properties other than those for which we obtained third-party annual appraisals for such month, and review annual appraisals for each of our properties for which an appraisal was obtained from an independent third-party appraisal firm. The independent valuation advisor also will prepare monthly appraisals of our property-level debt liabilities. When identified by the Adviser, individual property appraisals will be updated for events that materially impact our gross asset value; however, there may be a lag in time between the occurrence of any such event and the determination of the impact on our gross asset value. The Adviser, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor performs an important role with respect to our property valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Adviser is ultimately responsible for the determination of our NAV.

In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the sections appearing under the sub-heading “—Valuation of Investments” are replaced with the following:

Consolidated Properties

For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time. Each property, other than single-family rental properties we own, will then be appraised by and independent third-party appraisal firm after acquisition and no less than annually thereafter. Properties purchased as a portfolio may be appraised as a single asset and will exclude any portfolio discounts or premiums. Annual appraisals completed by independent third-party appraisal firms will be conducted on a rotating basis with approximately one quarter of our properties (not including any single-family rental properties) being appraised each quarter. Each month thereafter the Independent Valuation Advisor will prepare an update appraisal of our properties that are not being appraised by an independent third-party appraisal firm. Such appraisals will be based on the then most recent appraisals provided by either the Independent Valuation Advisor or an independent third-party appraisal firm, current market data and other relevant information. Although monthly update appraisals of each of our real properties will be determined by the Independent Valuation Advisor, such appraisals are based on asset and portfolio level information provided by the Adviser and, with respect to the certain properties (the “Oaktree Option Investments”), Oaktree Fund Advisors, LLC (the “Sub-Adviser”), including historical operating revenues and expenses of the properties, lease agreements on the properties, budgeted revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information will be reviewed and professional skepticism applied as to its reasonableness but will not be independently verified by the Independent Valuation Advisor.

Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the Independent Valuation Advisor for reasonableness. Upon conclusion of the appraisal, the independent third-party appraisal firm prepares a written report with an estimated fair value of the property. Each third-party appraisal must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. Each appraisal performed by the Independent Valuation Advisor is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by the Adviser and, with respect to the Oaktree Option Investments, the Sub-Adviser. Upon conclusion of the appraisal performed by the Independent Valuation Advisor, the Independent Valuation Advisor prepares a written report with an estimated fair value of the property. Each appraisal prepared by the Independent Valuation Advisor must be reviewed, approved and signed by an individual with the professional MAI designation of the Appraisal Institute. All property appraisals shall reflect the current fair value of our interest in each property consistent with the funds accounting policy (i.e. unit of account). We believe our policy of obtaining annual appraisals by independent third parties for each of our properties other than any single-family rental properties, as well as having the Independent Valuation Advisor prepare update appraisals at the end of each month for each of our properties, will meaningfully enhance the accuracy of our NAV calculation. Any appraisal provided by an independent third-party appraisal firm will be performed in accordance with these Valuation Guidelines and will not be considered in our NAV calculation until the Independent Valuation Advisor has reviewed and confirmed the reasonableness of such appraisal. See “—International Properties” below for how our international properties are valued.

The Adviser and, with respect to the Oaktree Option Investments, the Sub-Adviser, will monitor our properties for events that the Adviser or the Sub-Adviser believes may be expected to have a material impact on the most recent estimated values of such property and will notify our independent valuation advisor of such events. If, in the opinion of the Adviser or, with respect to the Oaktree Option Investments, the Sub-Adviser, an event becomes known to the Adviser or the Sub-Adviser (including through communication with the independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, the independent valuation advisor provide an update appraisal of such properties, which will be reviewed by the Adviser and, with respect to the Oaktree Option Investments, the Sub-Adviser. State Street will then incorporate the update appraisal into our NAV, which will then be reviewed and confirmed by the Adviser.

For example, an appraisal update may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies or an unanticipated structural or environmental event at a property that may cause the value of a wholly-owned property to change materially. An appraisal update may also be appropriate to reflect the occurrence of broader market-driven events identified by the Adviser, the Sub-Adviser or our independent valuation advisor which may impact more than a specific property, such as a significant capital market event. Any such appraisal updates will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time. If deemed appropriate by the Adviser, the Sub-Adviser or our independent valuation advisor, any necessary appraisal updates will be determined as soon as practicable. An appraisal received during the year for one property may also trigger an appraisal update for another property.

In general, we expect that any updates to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by the Adviser or, with respect to the Oaktree Option Investments, the Sub-Adviser. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. The resulting potential disparity in our NAV may be detrimental to stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property-level financing that may be in place. We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed market supported discount and terminal capitalization rates. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization and discount rates, and projections of future rent and expenses based on appropriate market evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and cost approaches. Under the sales comparison approach, the independent third-party appraiser or independent valuation advisor, as applicable, develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The cost approach is based on the understanding that market participants relate value to cost. The value of a property is derived by adding the estimated land value to the current cost of constructing a replacement for the improvements and then subtracting the amount of depreciation in the structures from all causes. Because appraisals performed by third-party appraisal firms or the independent valuation advisor as applicable, involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, our independent valuation advisor and other independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us, such as (i) historical operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) budgeted revenues and expenses of the property; (iv) information regarding recent or planned capital expenditures; and (v) any other information relevant to valuing the real estate property. Although our independent appraisers may review and apply professional skepticism to information supplied or otherwise made available by the Adviser or, with respect to the Oaktree Option Investments, the Sub-Adviser, for reasonableness, they will assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and will not undertake any duty or responsibility to verify independently any of such information. The independent appraisers will not make or obtain an independent valuation or appraisal of any of our other assets or liabilities (contingent or otherwise) other than our real properties. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our independent appraisers, our independent appraisers will assume that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the Adviser or, with respect to the Oaktree Option Investments, the Sub-Adviser, and will rely upon the Adviser or the Sub-Adviser to advise our independent appraisers promptly if any information previously provided becomes inaccurate or was required to be updated during the period of review.

The appraisals and other estimates of value provided by the independent appraisers will be submitted to the Adviser and, with respect to the Oaktree Option Investments, the Sub-Adviser, based on general economic, social and political factors in existence at the time that the appraisal or estimate is delivered. As required under our valuation guidelines, the Adviser and, with respect to the Oaktree Option Investments, the Sub-Adviser, will review the appraisals or estimates submitted by our independent appraisers in the event of a material change in general economic, political or social factors, and will take such steps to obtain updated or revised appraisals and estimates as are appropriate under the circumstances. Any such updated or revised appraisals or estimates may have an impact on our NAV.

In performing their analyses, the Adviser, the Sub-Adviser, our independent valuation advisor and other independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, our independent valuation advisor and other independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our independent valuation advisor’s review and conclusions will necessarily be based upon market, economic, financial and other circumstances and conditions existing prior to the valuation, and any material change in such circumstances and conditions may affect our independent valuation advisor’s review and conclusions. The appraisal reports provided by our independent valuation advisor and other third-party appraisal firms may contain other assumptions, qualifications and limitations set forth in the respective reports that qualify the conclusions set forth therein. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.

Pursuant to our valuation services agreement with our independent valuation advisor, each individual appraisal report for our assets will be addressed solely to us to assist the Adviser in calculating our NAV. The appraisal reports relating to our properties will not be addressed to the public and may not be relied upon by any other person to establish an estimated value of our common stock and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing appraisal reports, independent third-party appraisal firms and our independent valuation advisor will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.

International Properties

While our international properties are generally valued in accordance with the procedures set forth in “—Consolidated Properties” above, the process is adjusted as follows. Our international properties receive annual appraisals by an independent third-party appraisal firm. Each month thereafter the independent third-party appraisal firm provides update appraisals of our international properties based on current market data and other relevant information. Each appraisal by an independent third-party appraisal firm will be reviewed by the Independent Valuation Advisor as to its reasonableness. For our international properties, each third-party appraisal is performed by a certified expert for real estate valuations.

Unconsolidated Properties Held Through Joint Ventures

Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal and we determine the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by the Adviser using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment. Our independent valuation advisor will not be responsible for the calculation of our interest in the joint venture’s NAV.

In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the section appearing under the sub-heading “—Real Estate-Related Debt Investments and Real Estate-Related Securities” is replaced with the following:

Our investments in real estate-related debt and real estate-related securities will be valued at fair value in accordance with GAAP. GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. Real estate-related securities will be valued monthly by the Sub-Adviser using market quotations from third-party pricing vendors, and real estate-related debt investments will be valued monthly by the Sub-Adviser using valuations prepared by independent third-party valuation providers.

Market quotations may be obtained from third-party pricing service providers or broker-dealers. When reliable market quotations for such assets are available the Sub-Adviser will value such investments based on the quotations obtained. If market quotations are not readily available (or are otherwise not a reliable indication of fair value for a particular investment), the fair value will be determined in good faith by the Sub-Adviser. Due to the inherent uncertainty of these estimates, estimates of fair value may differ from the values that would have been used had a ready market for these investments existed and the differences could be material. Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/ask information, or broker-dealer quotations).

Certain real estate-related debt investments, such as private real estate loans, are unlikely to have market quotations. The initial value of such investments will generally be the acquisition price. Thereafter, each such investment will be valued monthly by a third-party valuation provider using generally accepted valuation methodologies to value such investments. Generally, the third-party valuation provider’s analysis will consider the underlying collateral real estate, the investment’s yield, and the current market yield. Market yield is estimated based on a variety of inputs regarding the collateral assets’ performance, local/macro real estate performance, and capital market conditions. These factors may include, but are not limited to: purchase price/par value of such real estate debt or other difficult to value securities; debt yield, capitalization rates, loan-to-value ratio, and replacement cost of the collateral assets; borrower financial condition, reputation, and indications of intent (e.g., pending repayments, extensions, defaults, etc.); and known transactions or other price discovery for comparable debt investments.

Our board of directors has delegated to the Adviser the responsibility for monitoring significant events that may materially affect the values of our real estate-related debt investments and real estate-related securities and for determining whether the value of the applicable investments should be re-evaluated in light of such significant events, and the Adviser will rely upon the Sub-Adviser with respect to monitoring significant events related to select liquid investments (the “Liquidity Sleeve”) that it manages pursuant to the Liquidity Sleeve Sub-Advisory Agreement. The valuation of our real estate-related debt investments and real estate-related securities will not be reviewed or appraised by the independent valuation advisor.

In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the section appearing under the sub-heading “—Liabilities” is replaced with the following:

We include the fair value of our liabilities as part of our NAV calculation. These liabilities include the fees payable to the Adviser (including any accrued performance fees) and the Dealer Manager, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class. Our debt will typically be valued at fair value in accordance with GAAP. The Adviser will advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) from our inception through July 6, 2022. We reimburse the Adviser for such advanced expenses ratably over the 60 months following July 6, 2022. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through July 6, 2022 are not recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs.

The independent valuation advisor will prepare monthly appraisals for our property-level debt liabilities that will be used by us in calculating our NAV. The Adviser’s or, with respect to the Oaktree Option Investments, the Sub-Adviser’s valuation of other liabilities, including any third-party incentive fee payments or deal terms and structure, will not be reviewed or appraised by the independent valuation advisor.

In the section of the Prospectus entitled “Net Asset Valuation Calculation and Valuation Guidelines,” the second, third and fourth paragraphs under the sub-heading “—NAV and NAV Per Share Calculation” is replaced with the following:

Each class of our common stock will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, State Street calculates our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties, (2) our real estate-related debt investments and real estate-related securities, (3) our other real estate-related investments, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, and the management and performance fees allocable to the Class E shares differs from the management and performance fees allocable to the other share classes, the NAV per share for our share classes may differ. Operating Partnership units are valued in the same fashion. Each class of Operating Partnership units is economically equivalent to our corresponding class of shares. Accordingly, on the last day of each month, the NAV per class of Operating Partnership units equals the NAV per share of the corresponding class of common stock. The NAV of our Operating Partnership on the last day of each calendar month equals the sum of the NAVs of each outstanding Operating Partnership unit on such day.

At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 days after the end of the applicable month. Changes in our monthly NAV will include, without limitation, accruals of our net portfolio income, interest expense, the management fee, any accrued performance fee, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV will also include material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Adviser will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

The Adviser has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) from our inception through July 6, 2022. We reimburse the Adviser for all such advanced expenses ratably over the 60 months following July 6, 2022. We reimburse the Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred after July 6, 2022. Our organization and offering expenses may include the organization and offering expenses of feeder vehicles primarily created to hold our shares, as well as certain expenses associated with the Adviser Transition. As part of the Adviser Transition, the Adviser has acquired the Sub-Adviser’s receivable related to the organization and offering expenses previously incurred by the Sub-Adviser and is to be reimbursed therefor. For purposes of calculating our NAV, the organization and offering expenses paid by the Adviser through July 6, 2022 (including organization and offering expenses previously incurred by the Sub-Adviser acquired by the Adviser for which the Adviser is entitled to be reimbursed) are not recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Adviser for these costs.